March 20, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Attn: Jeffrey Riedler, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re: Midwest Holding Inc.

Amendment No. 1 to Registration Statement on Form 10-12G Filed February 3, 2012

File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 1, 2012 in connection with the above-referenced filing.  For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response. The Company is also filing herewith Amendment Number 2 to the Form 10 (“Amendment No. 2”).

General

1.     As we notified you in our letter dated December 15, 2011, your registration statement automatically became effective on February 10, 2012.  Please note that our review of this filing is still ongoing and acknowledge that you will respond to the comments included in this letter with a view toward amending your registration statement as requested.

The Company notes the review of the filing is still ongoing and has filed Amendment No. 2 herewith responding to the comments with a view toward amending the registration statement as requested.

2.     Please revise your interim financial statement disclosures to be consistent with the comments issued on the fiscal year financial statements, as applicable.

Where applicable, the Company has revised the interim September 30, 2011 financial statement disclosures to be consistent with the comments issued by the Staff on the December 31, 2010 fiscal year financial statements.

Special Note Regarding Forward-Looking Statements, page 2

3.     Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.  Please either:

•          delete any reference to the Litigation Reform Act; or

•          make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

The Company’s disclosure has been revised to address this comment on page 2 of Amendment No. 2.

Item 1. Business

Development of the Business, page 2

4.     Please amend your disclosure to state both here and in the relevant risk factor on pages 11-12 the total amount of net operating losses you have experienced to date and the estimated aggregate cost of writing new life insurance.

The Company has revised the last paragraph of the “Development of the Business” section in Item 1 as follows in response to this comment as reflected on pages 3 and 19 of Amendment No. 2.

“The Company was a development stage company until American Life commenced its insurance operations in 2009. We have incurred significant net losses since inception totaling approximately $9.4 million through September 30, 2011. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. We expect to continue to incur operating losses until we achieve a volume of in-force life insurance policies that provides premiums that are sufficient to cover our operating expenses.”

The Company has revised the first paragraph of the “Operating Results”  section in Item 1 as follows in response to this comment as reflected on page 6 of Amendment No. 2.

“The aggregate cost of writing new life insurance includes such significant, nonrecurring items as first year commissions, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. For the American Accumulator product, the costs to cover expenses and the policyholder liability that must be set up at policy issuance exceed the first year premium by approximately 39%, while there is no excess of costs to cover expenses and the policyholder liability for the Future Cornhusker product.  Accordingly, it is generally recognized that the cost of putting a new policy in force is substantially greater than the first year premium. As a result, a new life insurance company can be expected to sustain losses for a number of years, during which time earnings are not available for dividends. However, in accordance with accounting principles generally accepted in the United States of America (GAAP), incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced.

Additionally, the Company has a large portion of its business as first year business.  Therefore, the overhead of the Company is not yet supported by renewal business and premium growth.”

The Company has revised the “We expect to suffer operating losses for a number of years” risk factor as follows in response to this comment as reflected on pages 13 and 14 of Amendment No. 2.

“We expect to sustain losses for a number of years. American Life, as is common among new or inactive life insurance companies, likely will operate at a loss for a number of years because of the substantial costs of writing new life insurance. We have incurred significant net losses since inception totaling approximately $9.4 million through September 30, 2011.

The aggregate cost of writing new life insurance includes such significant, nonrecurring items as first year commissions, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. For the American Accumulator product, the costs to cover expenses and the policyholder liability that must be set up at policy issuance exceed the first year premium by approximately 39%, while there is no excess of costs to cover expenses and the policyholder liability for the Future Cornhusker product.  Accordingly, it is generally recognized that the cost of putting a new policy in force is substantially greater than the first year premium. As a result, a new life insurance company can be expected to sustain losses for a number of years, during which time earnings are not available for dividends. However, in accordance with accounting principles generally accepted in the United States of America (GAAP), incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced.

Additionally, the Company has a large portion of its business as first year business.  Therefore, the overhead of the Company is not yet supported by renewal business and premium growth.”

5.     Please amend your registration statement to file the Certificate of Authority issued by the State of Nebraska as an exhibit.

The Company has filed the Certificate of Authority issued by the State of Nebraska as Exhibit 3.4 to Amendment No. 2.

American Life, page 3

6.     Please amend your disclosure to state, if true, that despite being a Nebraska-incorporated company doing business exclusively in the State of Nebraska, your operating subsidiary is incorporated in Arizona and, for that reason, it is required to comply with the insurance laws and regulations in the State of Arizona.  Also, please clarify the reason(s) why you have not yet re-incorporated American Life & Security Corp. in Nebraska and whether you have any plans to do so in the foreseeable future.

We have revised our disclosure as follows in response to this comment on page 4 of Amendment No. 2.

“Because American Life is domiciled in Arizona following the merger, it is required to comply with the insurance laws of that state.  Management is evaluating the pros and cons of domesticating American Life in Nebraska; however, no decision has been made as of the current date.”

7.     Please provide additional disclosure concerning the history of American Life & Security Corp., including its year of incorporation and the nature of its operations prior to your acquisition in September 2009, including a description of its products and the extent to which they differed from yours, if any.

We have revised our disclosure as follows in response to this comment on pages 3 and 4 of Amendment No. 2.

“Our insurance company, as it exists today, is the product of the August 2011 merger of Old Reliance and American Life.  Organized in 1960, Old Reliance primarily focused on the sale of final expense or burial products which typically are small face amount policies with limited underwriting.  American Life historically did not offer similar products and instead focused on the sale of its American Accumulator product (a multi-benefit life insurance policy) and its Future Cornhusker Plan (a single premium term life product for children), as described below.  The final expense and burial products have been offered by Old Reliance through a small network of independent agents in the Southwest United States.  Sales over the past five years have been nominal as the Company lacked the capital and surplus to support broad sales of the products.  Following the acquisition by American Life and merger, these products were withdrawn due to concerns regarding persistency and potential claims.

Management does not expect the historical block of Old Reliance business to be unprofitable due to the profitability loaded into the products.  New ordinary life products are being developed that will incorporate more underwriting to serve as replacements to the final expense and burial products previously offered by Old Reliance.  It is expected that these products will be similar to those that have been offered in the past by American Life.

On November 8, 2010, prior to signing the stock purchase agreement with American Life, Old Reliance had assets of approximately $19 million and for the period from January 1, 2010 through November 8, 2010, income of approximately $1.4 million and expenses of approximately $1.7 million.”

8.     Please disclose Old Reliance Insurance Company’s net income as of November 2010, in addition its annual premium income and total assets.

We have revised our disclosure as follows in response to this comment on pages 3, 4, and 19 of Amendment No. 2.

“On November 8, 2010, prior to signing the stock purchase agreement with American Life, Old Reliance had assets of approximately $19 million and for the period from January 1, 2010 through November 8, 2010, income of approximately $1.4 million and expenses of approximately $1.7 million.”

9.     We note your intention to explore the international market for U.S.-dollar denominated ordinary life policies.  We also note your reference to management’s 25 years’ experience in this market.  The discussion of management’s background, however, does not include a discussion of this experience, either collectively or individually.  Please revise the discussion accordingly or delete the reference to management’s experience in the specific market.

We have deleted the reference to management’s experience in the specific market on pages 3 and 6 of Amendment No. 2.

10.  Please further describe the two (2) insurance policies you are currently marketing. In particular, please provide the average amount payable under these policies and the average premium you charge for each. Also, if either policy is scaled according to the individual characteristics of the policyholder, e.g. amount of premium paid, age, gender, overall health, etc. please describe the scaling structure.

We have revised our disclosure as follows in response to this comment on page 4 of Amendment No. 2.

“The Future Cornhusker is available in annual premium amounts of $125 or $250 and carries an initial face amount of $5,000 or $10,000.  The American Accumulator is sold in annual premium units of $2,000.  The average annual premium is approximately $2,000 with an average face amount of $64,000.  Premiums may be higher based upon the age and health of the insured.”

11.  Please estimate the approximate date that you intend to introduce additional life insurance products into the marketplace.  If you are unable to form such an estimate at this time, please include a statement to that effect in your disclosure.

We have revised our disclosure as follows in response to this comment on page 4 of Amendment No. 2.

“Currently, the Company’s consulting actuary is working with management to design these products.  Management expects to introduce a limited pay whole life and term product during the summer of 2012.”

12.  Please amend your disclosure to provide the commission structure you currently have in place with your marketing agents.

We have revised our disclosure as follows in response to this comment on page 6 of Amendment No. 2.

“The American Accumulator pays a first year commission to our marketing agents ranging from 42% to a high of 72% and renewal commissions totaling 15%.  The Future Cornhusker pays a first year commission to our marketing agents of 20% and no renewal commission.”

13.  Please identify the independent qualified consulting actuary you have used to establish your underwriting standards, describe the other services, if any, this actuary provides and is expected to provide to you in the future, and state the estimated amount you have spent and will spend on these arrangements.

We have revised our disclosure as follows in response to this comment on page 5 of Amendment No. 2.

“All products will be developed by using the services of an independent qualified consulting actuary, Miller and Newberg of Kansas City, Missouri.  In addition to product development, Miller and Newberg serves as American Life’s Valuation Actuary.  The total fees paid to Miller and Newberg in 2011 were $39,199.”

14.  Please describe in detail the underwriting guidelines you currently utilize.

We have revised our disclosure as follows in response to this comment on page 5 of Amendment No. 2.

“The Company utilizes information from the application and, in some cases, telephone interviews with applicants, inspection reports, doctors’ statements and/or medical examinations to determine whether a policy should be issued in accordance with the application, with a different rating, with a rider, with reduced coverage or rejected.  In addition to an applicant’s medical history, the Company also considers other factors such as financial profile, foreign travel, vocations and alcohol, drug and tobacco use.  Requests for coverage are reviewed on their merits and generally a policy is not issued unless the particular risk has been examined and approved by our underwriters.”

15.  Please describe the methods by which you recruit your agents, the average rate of turnover among them, and the training that you have provided them with respect to both marketing shares of your voting stock and marketing your insurance products.

We have revised our disclosure as follows in response to this comment on page 5 of Amendment No. 2.

“New agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through use of on-line job sites.  Each potential candidate must go through a three interview process.  If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass the state examination.  Once licensed, they must complete a week long product and sales training class.

Following course completion, they will have a training week where their manager will work side by side making sales calls with them.  The average turnover rate of our agents is approximately 15% per year.

When agents were recruited to sell stock in connection with our earlier intrastate public offering, they were required to complete a similar company training program and compliance course.  They also were required to be licensed by the Nebraska Department of Banking & Finance, Securities Bureau, under applicable securities laws and were required to spend time in the field with their managers prior to engaging in any sales activity on their own.  During the period in which our intrastate offering was on-going, the average turnover rate of our agents was approximately 10% per year.”

16.  Please elaborate on the “face-to-face marketing concept” that you have developed to sell both your common stock and your insurance policies. In particular, please describe how you developed your leads and the methods by which your agents marketed the stock of your company both before and after you had initiated any operations.

We have revised our disclosure as follows in response to this comment on page 6 of Amendment No. 2.

“The insurance products are marketed using the same face-to-face marketing concept that was used by us to sell shares of stock in our intrastate public offering that utilized in person sales meetings with prospective shareholders. When the intrastate offering was being conducted, the shares were only offered to individuals who had been referred by another shareholder.  There was no cold calling or other similar activity.  The sale of stock was not allowed to be conducted in any area where insurance sales were ongoing.  The intrastate offering was completed in 2010.  Since then, our insurance agents have used our shareholder base and their referrals as potential clients for our life insurance products.”

17.  Please amend your disclosure to state wherever appropriate the percentage of your outstanding life insurance policies that is reinsured and the average premium you have paid to your reinsurers.

We have revised our disclosure as follows in response to this comment under the “Reinsurance” heading under Item 1 as reflected on page 7 of Amendment No. 2.

“American Life and Capital Reserve reinsure with other companies (reinsurers) portions of the life insurance risks they underwrite and occasionally will reinsure portions of life insurance risks underwritten by other (ceding) companies.  The primary purpose of reinsurance is to allow a company to reduce the amount of its risk on any particular policy. The effect of reinsurance is to transfer a portion of the risk to the reinsurers. However, American Life and Capital Reserve remain contingently liable for the risk in the event the reinsurers are not able to meet their obligations under the reinsurance agreements. Further, when life insurance risks are ceded to another insurer, the ceding company must pay a reinsurance premium to the reinsurance company as consideration for the risk being transferred. The payment of this reinsurance premium to the reinsurer represents a reduction of the premium income received by American Life or Capital Reserve. This reduction in premium income has a direct impact on the profitability of the ceding company (American Life and Capital Reserve).

The average face amount of our life insurance policies in force is $63,000.  With respect to such policies, the Company retains $40,000 of risk on any one life.  Approximately 62% of the gross outstanding life insurance policies in force are reinsured with third parties.  The Company cedes approximately $8.57, or .857%, of premium per year for each $1,000 of life insurance in force and reinsured per year. All accidental death benefits are reinsured.”

Possible Acquisition of Other Companies, page 6

18.  We note that among the factors you consider in connection with a possible acquisition are viable marketing networks and competency and loyalty of a target’s agents.  Please expand the discussion in the last paragraph of this section to indicate the number of Old Reliance agents at the time of your acquisition of the company and the number of former Old Reliance agents you currently employ.

We have revised our disclosure as follows in response to this comment under the “Reinsurance” heading under Item 1 as reflected on pages 8 and 9 of Amendment No. 2.

“At the time of the acquisition, Old Reliance had 35 independent agents under contract.  Currently, all 35 remain under contract.”

Certain Relationships and Affiliations with Similar Businesses, page 8

19.  We note your agreements with Bison Capital and Great American Marketing. If applicable, please expand the discussion to describe whether there were similar arrangements between Bison, Great American, and the affiliates you have identified.

We inform you that none of the affiliates have any similar agreements or arrangements with Bison Capital Corp. or Great American Marketing, Inc.

20.  We note the similarity in business plans for the various affiliates you have identified and the organization chart reflected under the section “About Us” on your website.  Please expand the discussion where applicable to indicate whether you or your affiliates plan to combine the various state oriented entities into one holding company or similar organization.

We have added the following additional disclosure in response to this comment on page 11 of Amendment No. 2.

“Most of these entities have business plans similar to that of the Company.  Each entity operates under a separate Board of Directors.  There are no plans to merge any of the entities below as of the present date.”

Item 1A. Risk Factors

“Our insurance marketing efforts are key to our success,” page 11

21.  Please expand this risk factor to describe how you recruit your independent agents, the average rate of turnover among them, and a brief description of the face-to-face marketing concept you mention earlier in your disclosure.

We have revised our disclosure as follows in response to this comment on pages 12 and 13 of Amendment No. 2.

“We market our insurance products through the services of licensed insurance agents. New agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through the use of on-line job sites.  Each potential candidate, must go through a three interview process.  If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass the state examination.  Once licensed, they must complete a week long product and sales training class.  Following course completion, they will have a training week where their manager will work side by side making sales calls with them.  The average turnover rate of our agents is approximately 15% per year.

The insurance products are marketed using the same face-to-face marketing concept that was used by us to sell shares of stock in our intrastate public offering that utilized in person sales meetings with prospective shareholders. When the intrastate offering was being conducted, the shares were only offered to individuals who had been referred by another shareholder.  There was no cold calling or other similar activity.  The sale of stock was not allowed to be conducted in any area where insurance sales were ongoing. The intrastate offering was completed in 2010.  Since then, our insurance agents have used our shareholder base and their referrals as potential clients for our life insurance products.

Many of these agents have no prior insurance product selling experience and, accordingly, this lack of experience may have a negative impact on the amount of premium volume we write.  The extent of this negative impact on the premium volume written will depend primarily on our ability to timely and adequately train these agents to sell our insurance products and the effectiveness of our face-to-face marketing concept.”

“American Life may not be able to obtain a favorable insurance rating,” page 13

22.  Please expand the discussion to explain how the absence of a rating may affect your competitive position, e.g. customers may not purchase a policy from an unrated company, the rates you charge may be lower to attract business, regulatory prohibitions, etc.

We have revised our disclosure as follows in response to this comment on page 15 of Amendment No. 2.

“The lack of a rating could impact the Company’s ability to make sales in the broad insurance marketplace.  For example, customers may choose not to purchase a policy from an unrated company, or we may be required to charge lower rates and offer discounts to attract business.  Capital Reserve also has no rating at the present time;

however it is currently not marketing products.”

23.  We note the risk factor discussion does not refer to Capital Reserve.  Please clarify whether Capital Reserve has been rated and, if so, its current rating.  In addition, please tell us whether the absence of discussion of Capital Reserve’s rating means you currently do not intend to promote Capital Reserve’s business.

Please see our response to comment 22 above and our corresponding disclosure on page 15 of Amendment No. 2.

“Fluctuations in interest rates could adversely affect our business and profitability.” Page 13

24.  Please expand the discussion to explain how rising interest rates may adversely affect your investment cash flows and other cash sources.

We have revised our disclosure as follows in response to this comment on pages 15 and 16 of Amendment No. 2.

“Interest rate fluctuations could impair the ability to pay policyholder benefits with operating and investment cash flows, cash on hand and other cash sources.  Our annuity product has an interest rate guarantee that exposes us to the risk that changes in interest rates will reduce our spread, or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our investments intended to support our obligations under the contracts.  Our spread is a key component of our net income.

To the extent that interest rates credited are less than those generally available in the marketplace, policyholder lapses, policy loans and surrenders, and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to buy products with perceived higher returns.  This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses.

Increases in market interest rates may also negatively affect our profitability. In periods of increasing interest rates, the Company may not be able to replace invested assets with higher yielding assets needed to fund the higher crediting rates that may be necessary to keep interest sensitive products competitive.  We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts.”

25.  Please delete the last two sentences of the discussion since this language may tend to mitigate the risk you are describing.

We have deleted the last two sentences in this risk factor in Amendment No. 2.  Please see the revised risk factor under item 24 above.

Management’s Discussion and Analysis of Financial Condition and results of Operations, page 16

26.  Please revise your disclosure to discuss your critical accounting policies and estimates or tell us why you did not provide this disclosure. Please refer to FR-72 for guidance.

We have revised our disclosure as follows in response to this comment on pages 19 through 22 of Amendment No. 2.

“Critical Accounting Policies and Estimates

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles. Preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The following is an explanation of the Company’s accounting policies and the estimates considered most significant by management. These accounting policies inherently require significant judgment and assumptions and actual operating results could differ significantly from management’s estimates determined using these policies. We believe the following accounting policies, judgments and estimates are the most critical to the understanding of the results of operations and financial position.  A detailed discussion of significant accounting policies is provided in Note 1 — Nature of Operations and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Valuation of Investments

The Company’s principal investments are in fixed maturity securities.  Fixed maturity securities, which are classified as available for sale, are carried at their fair value in the consolidated balance sheets, with unrealized gains or losses recorded in accumulated other comprehensive income (loss). The Company’s fair value of fixed maturity securities are derived from external brokers. The valuation of the investment portfolio involves a variety of assumptions and estimates.

The Company has a policy and process in place to identify securities that could potentially have an impairment that is other-than-temporary. The assessment of whether impairments have occurred is based on a case-by-case evaluation of underlying reasons for the decline in fair value.  We consider severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, projected cash flows, issuer credit ratings and the intent and ability of the Company to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, less any current period credit loss, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

Deferred Acquisition Costs

Incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced.  Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense.

Value of Business Acquired

Value of business acquired (VOBA) represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies.  At least annually, a review is performed of the models and the assumptions used to develop expected future profits, based upon management’s current view of future events. VOBA is reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. Management’s view primarily reflects Company experience but can also reflect emerging trends within the industry. Short-term deviations in experience affect the amortization of VOBA in the period, but do not necessarily indicate that a change to the long-term assumptions of future experience is warranted. If it is determined that it is appropriate to change the assumptions related to future experience, then an unlocking adjustment is recognized for the block of business being evaluated. Certain assumptions, such as interest spreads and surrender rates, may be interrelated. As such, unlocking adjustments often reflect revisions to multiple assumptions. The VOBA balance is immediately impacted by any assumption changes, with the change reflected through the income statement as an unlocking adjustment in the amount of VOBA amortized. These adjustments can be positive or negative with adjustments reducing amortization limited to amounts previously deferred plus interest accrued through the date of the adjustment.

In addition, the Company may consider refinements in estimates due to improved capabilities resulting from administrative or actuarial system upgrades. The Company considers such enhancements to determine whether and to what extent they are associated with prior periods or simply improvements in the projection of future expected gross profits due to improved functionality. To the extent they represent such improvements, these items are applied to the appropriate financial statement line items in a manner similar to unlocking adjustments.

VOBA is also reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. If it is determined from emerging experience that the premium margins or gross profits are insufficient to amortize deferred acquisition costs, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period.

Goodwill and Intangibles

Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. We early adopted ASU 2011-08 for our December 31, 2011 annual goodwill impairment test.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting units’ fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

The Company assesses the recoverability of intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable intangible asset may exceed the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Reinsurance

In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate.

Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Income Taxes

Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, unearned premiums, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. The Company has no uncertain tax positions that they believe are more-likely-than not that the benefit will not to be realized.

Recognition of Revenues

Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in revenue.  Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Item 6. Executive Compensation

27.  Please amend your registration statement to provide executive compensation disclosure for 2011.

We have revised our disclosure in response to this comment on pages 28 through 31 of Amendment No. 2.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions, page 26

28.  Please file your general agency agreement with Great American Marketing, Inc. as an exhibit to your registration statement, and amend this disclosure to provide its payment, duration and termination provisions.

The Company has filed the general agency agreement with Great American Marketing, Inc. as Exhibit 10.19 to Amendment No. 2.

Consolidated Financial Statements for September 30, 2011

Note 1.  Nature of Operations and Summary of Significant Accounting Policies, page F-7

29.  Please revise your disclosure to include a statement that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.  Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

In response to this comment, we have revised our disclosure as reflected on page F-7 of Amendment No. 2 to provide an affirmative statement in the “Basis of Presentation” subsection under Note 1 as follows.

“These interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Management believes that the disclosures are adequate to make the information presented not misleading, and all normal and recurring adjustments necessary to present fairly the financial position as of September 30, 2011 and the results of operations for all periods presented have been made. The results of operations for any interim period are not necessarily indicative of the Company’s operating results for a full year.  All intercompany accounts and transactions have been eliminated in consolidation.”

Mortgage Loans on Real Estate and Policy Loans, page F-8

30.  Please disclose your policies for assessing allowance for loan losses as required under ASC 310-10-50-9.  If no allowance is provided, disclose why.

We have revised our disclosure as follows in response to this comment on pages F-8 and F-9 of Amendment No. 2.

“Mortgage loans on real estate: Mortgage loans on real estate are carried at unpaid principal balances. Interest income on mortgage loans on real estate is recognized in net investment income at the contract interest rate when earned.  A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement. Valuation allowances on mortgage loans are established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures. The Company establishes valuation allowances for estimated impairments on an individual loan basis as of the balance sheet date. Such valuation allowances are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate. These evaluations are revised as conditions change and new information becomes available. No valuation allowance was established for mortgage loans on real estate as of September 30, 2011, primarily as a result of the seller’s guaranteed performance of the mortgage loans acquired as part of the Old Reliance transaction.

Policy loans: Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned.  No valuation allowance is established for these policy loans as the amount of the loan is fully secured by the death benefit of the policy and cash surrender value.”

New Accounting Standards, page F-13

31.  Please describe the accounting impact of those standards you adopted in 2012.

We have revised our disclosure in response to this comment on pages F-13 and F-14 of Amendment No. 2 to provide that there has been no material impact to our consolidated financial statements as a result of the standards we adopted in 2012.

Note 2.  Business Acquisitions, page F-14

32.  Please revise your disclosure to explain why the gain recognized in the acquisition of Security Capital Corporation equals the re-measured fair value of the interest you previously held.  Explain to us why fair value was measured as the carrying value of the assets held by Security Capital.

We have revised our disclosure as follows in response to this comment on page F-15 of Amendment No. 2.

“The previously held interest had been reduced to $0 in prior years as a result of the recognition of an impairment expense on the investment due to a lack of projected cash flows.  Management determined that the carrying value approximated the fair value of Security Capital as the assets held by Security Capital primarily consist of financial instruments whose carrying value approximate fair value.  Security Capital is a developmental stage company that has not conducted operations apart from raising capital.  There are significant unobservable inputs into valuing Security Capital including: material non-public financial information, management judgment, estimation of future earnings and cash flows, and liquidity assumptions.”

Note 4.  Investments, page F-16

33.  Please revise your disclosure to separately quantify states and political subdivisions by type, i.e. general obligation or special revenue bonds. In addition, please provide a further break-down of the securities issued by the states and political subdivisions for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating with and without any third party guarantees. For the special revenue bonds category, also provide a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.

We have revised our disclosure in response to this comment on pages F-17, F-18, and F-21 of Amendment No. 2.  Management notes that the only two types of bonds currently held in states and political subdivisions are general obligations and special revenue bonds.

Consolidated Financial Statements for December 31, 2010

General

34.  Please provide disclosure of your contingencies as required under ASC 450-20-50.

We have renamed Note 3 “Commitments and Contingencies” and expanded on the corresponding footnote as follows on page F-16 of Amendment No. 2.

“Legal Proceedings: We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

Regulatory Matters: State regulatory bodies, the SEC, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company’s compliance with laws in relation to, but not limited to, insurance and securities.  The issues involved in information requests and regulatory matters vary widely.  The Company cooperates in these inquiries.

In accordance with U.S. GAAP, the Company establishes an accrued liability for litigation and regulatory matters when the future event is probable and its impact can be reasonably estimated. The initial reserve reflects management’s best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to closure.”

Note 1.  Nature of Operations and Summary of Significant Accounting Policies

Deposit-type contracts, page F-34

35.  You disclose that the deposit liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance. Please revise your disclosure to remove the word generally from your disclosure in the filing or quantify the liability for deposit-type contracts where the amount is not equal to the accumulated account deposit plus interest credited less policyholder withdrawals and other charges assessed.

We have revised our disclosure as reflected on page F-37, F-48 of Amendment No. 2 to remove the word “generally” in response to this comment.

Revenue recognition and related expenses, page F-35

36.  You disclose on page 4 that American Life sells two insurance products. One of these products is the “American Accumulator”, which is a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity.  Please revise your disclosure to explain your revenue recognition policy for this multi-benefit life insurance policy.

We have revised our disclosure as follows in response to this comment on pages 22, F-11, and F-38 of Amendment No. 2.

“Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in revenue.”

Note 4.  Fair Values of Financial Instruments, page F-39

37.  For securities valued using Level 2 inputs it appears that these inputs are based on quoted prices for similar assets. Please revise your disclosure to include the following information as they relate to your Level 2 valuations:

•      The source(s) of the quoted prices;

•      If the source of the quoted prices is a third party, whether the quotes are binding;

•      The number of quotes you generally obtain per instrument;

•      If you obtain multiple varying quotes, how you determine the fair value to be recorded;

•      Whether and if so, how much, you adjust the quoted price;

•      To the extent that you select the similar assets to be quoted or adjust the quoted price, please disclose why it is appropriate to classify these investments as Level 2 versus Level 3 in the fair value hierarchy; and

•      Describe the inputs used to determine the fair value of each class of assets and liabilities.

We have revised our disclosure as follows in response to this comment on pages F-22, F-23, and F-45 of Amendment No. 2.

“Fixed maturity securities: Fixed maturity securities are recorded at fair value on a recurring basis utilizing a third-party pricing source.  The valuations are reviewed and validated quarterly through random testing by comparisons to separate pricing models or other third party pricing services. For the period ended December 31, 2011, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received.  Securities with prices based on validated quotes from pricing services are reflected within Level 2.

Equity securities: Equity securities consist principally of common stock of publicly and privately traded companies and preferred stock of publicly traded companies. The fair values of publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. The fair values of a portion of our preferred equity securities are based on prices obtained from independent pricing services and these securities are generally classified within Level 2 in the fair value hierarchy.  The fair values of Level 3 equity securities approximate cost and are predominately invested in developmental stage companies that have not conducted operations apart from raising capital.  As these companies begin operations there will be significant unobservable inputs into valuing these securities including: material non-public financial information, management judgment, estimation of future earnings and cash flows, and liquidity assumptions. These inputs are usually considered unobservable, as not all market participants will have access to this data, and therefore are classified within Level 3 in the fair value hierarchy.

Cash and cash equivalents and short-term investments: The carrying value of cash and cash equivalents and short-term investments approximate the fair value because of the short maturity of the investments.

Policy loans: Policy loans are stated at unpaid principal balances. As these loans are fully collateralized by the cash surrender value of the underlying insurance policies, the carrying value of the policy loans approximates their fair value.

Notes Receivable: Fair values for short-term notes receivable approximate carrying value.  The carrying amount is a reasonable estimate of the fair value because of the relatively short time between the origination of the loan and its expected repayment.

Mortgage loans: The fair values of mortgage loans are estimated by discounting scheduled cash flows through the scheduled maturities of the loans, using interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Investment-type contracts: The fair value for direct and assumed liabilities under investment-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under investment-type insurance contracts that are wholly ceded by CRLIC to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. The fair values for insurance contracts other than investment-type contracts are not required to be disclosed.

Surplus notes: The fair value for surplus notes is calculated using a discounted cash flow approach. Cash flows are projected utilizing scheduled repayments and discounted to the valuation date using market rates currently available for debt with similar remaining maturities.”

Private Placement Common Stock, page F-40

38.  Please tell us why you believe the fair value of your investment in private placement common stock is equal to its cost basis.

Please refer to the revised disclosure discussed in item 37 above.

Note 6.  Reinsurance, page F-44

39.  Please disclose any concentration of credit risk associated with amounts recoverable by reinsurers and the amount of reinsurance recoverable by their credit ratings.  In addition, please tell us why you believe 100% of this balance is collectible.

We have revised our disclosure surrounding reinsurance to include the total amounts recoverable from reinsurances in our reinsurance table contained in Amendment No. 2.  Additionally, we have revised our disclosure as follows in response to this comment on pages F-26 and F-48 of Amendment No. 2.

“The use of reinsurance does not relieve the Company of its primary liability to pay the full amount of the insurance benefit in the event of the failure of a reinsurer to honor its contractual obligation. Consequently, the Company avoids concentrating reinsurance risk with any one reinsurer and only participates in reinsurance treaties with reputable carriers. No reinsurer of business ceded by the Company has failed to pay policy claims (individually or in the aggregate) with respect to our ceded business.

The Company monitors several factors that it considers relevant to satisfy itself as to the ongoing ability of a reinsurer to meet all obligations of the reinsurance agreements. These factors include the credit rating of the reinsurer, the financial strength of the reinsurer, significant changes or events of the reinsurer, and any other relevant factors. If the Company believes that any reinsurer would not be able to satisfy its obligations with the Company, a separate contingency reserve may be established. At December 31, 2011 and 2010, no contingency reserve was established.”

40.  You disclose in Note 1 that ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure certain individual term life and individual annuity policies of SNL. The Company received cash consideration of $3,729,599 and paid an upfront ceding commission of $375,000.  Please revise your disclosure to explain what the cash consideration represents, why it is separate from insurance premiums assumed, and your basis for recognizing the total amount of cash consideration as income in 2010.  In addition, please disclose the significant terms of this coinsurance agreement.

We have revised our disclosure as follows in response to this comment on pages F-9 and F-36 of Amendment No. 2.

“Additionally, ALSC entered into a coinsurance agreement with Security National Life Insurance Company (SNL), effective January 1, 2010, to reinsure certain individual term life and individual annuity policies of SNL. SNL agreed to pay the Company an amount equal to the adjusted net reserves, on the effective date of the agreement with respect to the liabilities reinsured as of such date.  Therefore, the cash consideration received is offset by the assumption of the reserve liability, which was recorded as an increase in benefit reserve expense.  The Company received cash consideration of $3,729,599 and paid an upfront ceding commission of $375,000. An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission...”

On behalf of the Company, the undersigned acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Oliver

Mark Oliver
Secretary/Treasurer

cc:	David J. Routh, Esq.
Cline Williams Wright Johnson & Oldfather, L.L.P.
233 South 13th Street -1900 U.S. Bank Building
Lincoln, Nebraska 68508